

# AdCare Health Systems Closes $11,050,000 Convertible Note Offering

**SPRINGFIELD, Ohio, October 26, 2010 -** AdCare Health Systems, Inc. (NYSE AMEX: ADK), a recognized innovator in senior living and health care facility management, has closed a private placement of $11,050,000 of unsecured subordinated convertible notes due October 2013 to certain accredited investors.

The notes, which are unsecured and subordinated in right of payment to existing and future senior indebtedness, will pay interest quarterly at an annual rate of 10.0% and are convertible into shares of common stock of AdCare at an initial conversion price of $4.13 per share, which is equal to an initial conversion rate of 242.13 shares per $1,000 principal amount of the notes. The initial conversion price, which is equal to 115% of the 15-day volume-weighted average price of AdCare's common stock prior to the closing of the transaction, is subject to full-ratchet anti-dilution protection, subject to customary exclusions as set forth in the notes.

If after six (6) months from the closing of the transaction, AdCare's common stock trades at or above 200% of the conversion price for 20 out of 30 consecutive trading days, with an average daily trading volume of over 50,000 shares, then AdCare may, subject to the satisfaction of certain other conditions, redeem the notes in cash at a price equal to the sum of (i) 100% of the principal being redeemed plus (ii) any accrued and unpaid interest on the principal, plus late charges, if any.

Approximately $3.5 million in principal amount of the notes were issued in exchange for, and as a result of the cancellation of, an equal principal amount of promissory notes previously issued on September 30, 2010, as reported by AdCare in a Form 8-K filed with the Securities and Exchange Commission on October 6, 2010.

AdCare expects to use the proceeds from this financing for general corporate purposes, including the acquisition of two nursing home facilities in Alabama and general and administrative expenses.

C. K. Cooper & Company acted as lead placement agent for the offering, with GVC Capital, LLC and Cantone Research Partners serving as co-placement agents.

The notes were offered and issued only to accredited investors in a private placement transaction under Section 4(2) under the Securities Act of 1933 and the rules and regulations promulgated thereunder.  Accordingly, the securities offered in this placement have not been registered under the Securities Act of 1933 or state securities laws, and cannot be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, AdCare has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock to be issued upon conversion of the notes.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of the securities discussed herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state.

**About AdCare Health Systems**
AdCare Health Systems, Inc. (NYSE AMEX: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

**Forward-Looking Statements Disclaimer**
Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management, and involve known and unknown risks, results, performance or achievements of the company which may differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include, among others, the company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements. Except where required by law, AdCare undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

**Company Contacts**
David A. Tenwick, Chairman
Tel (740) 549-0400, or
Chris Brogdon, Vice Chairman and CAO
Tel (937) 964-8974
AdCare Health Systems, Inc.
info@adcarehealth.com

**Investor Relations**
Scott Liolios or Ron Both
Liolios Group, Inc.Tel (949) 574-3860
Email: info@liolios.com